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                                                                  Exhibit (4)(B)

                         OPTIONAL DEATH BENEFIT RIDER

This Rider is made a part of the Policy to which it is attached. This benefit is subject to all the provisions of this Rider and the Policy. The effective date of this Rider is the Policy Date shown in the Policy Data.

The DEATH BENEFIT Provision of the Policy is deleted and replaced with the following section.

DEATH BENEFIT - The amount of the Death Benefit payable will be the greatest of:

1. the total Purchase Payments made, adjusted for any amounts withdrawn and any withdrawal charges on the amounts withdrawn; or

2.   the Policy Value; or

3. the highest of the Policy Values as of the 6th Policy Anniversary, and every 2nd Policy Anniversary thereafter prior to the Policy Anniversary following the Owner's 76th birthday (or the Annuitant's 76th birthday if the Owner is not a natural person). Purchase Payments made after the Policy Anniversary having the highest Policy Value will be added to the Death Benefit, and adjustments will be made for any amounts withdrawn and any withdrawal charges on amounts withdrawn since that Policy Anniversary; or

4. the total Purchase Payments made, less any withdrawals and withdrawal charges, accumulated daily at a rate equivalent to 5% per year, from the date such amount is allocated or withdrawn, to the Policy Anniversary following the Owner's 76th birthday(or the Annuitant's 76th birthday if the Owner is not a natural person), subject to a maximum of 200% of Purchase Payments.

5. The Death Benefit under (3) and (4) above will not increase on or after the Policy Anniversary following the Owner's 76th birthday (or the Annuitant's 76th birthday if the Owner is not a natural person). Adjustment for any withdrawal and withdrawal charges will reduce the Death Benefit in the same proportion that the amount reduced the Policy Value on the date of the withdrawal. We will compute the amount of the Death Benefit as of the date the Death Benefit is paid or applied under one of the Annuity Payment Options.

OPTIONAL DEATH BENEFIT RIDER CHARGE - The Optional Death Benefit Rider Charge is shown in the Policy Data. This charge compensates United Investors for the additional mortality risk incurred under this Rider. This charge will be deducted annually on each Policy Anniversary prior to the Retirement Date while this Rider is in force. This charge will be deducted from the Investment Divisions of the Variable Account and the Fixed Account in the same proportion that their values bear to the total Policy Value. If the Policy is surrendered prior to the Policy Anniversary, or if this Rider is voluntarily terminated, this charge will be deducted on a pro-rata basis. For purposes of calculating the amount of the charge, the average death benefit amount means the average of the Death Benefit amount on the current Policy Anniversary (or the date of surrender) and the preceding Policy Anniversary.

TERMINATION - This Rider will terminate on the earlier of:

1.   the date the Policy is surrendered, terminated or exchanged;

2.   the Retirement Date;

3.   or the date We receive Your written request to terminate this Rider.

                   UNITED INVESTORS LIFE INSURANCE COMPANY

                   /s/John H. Livingston          /s/ James L. Sedgwick
                   Secretary                      President

ODB97